FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 3, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Revision of The Original Financial Forecast For Year 2004 (Audited)”, dated November 3, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: November 3, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
November 3, 2004
English Language Summary

Subject: Revision of the original financial forecast for 2004 (audited)
Regulation: Published pursuant to Article 2-13 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Content:
1.	Fiscal year of the financial forecast: 2004
2.	Date of preparation, correction, updating of the financial forecast: 2004/10/28
3.	Reason for preparation of the financial forecast: Cumulative changes in Board of Directors reached one-third or more within the same term of the Board.
4.	Name of the reviewing CPA and date of review: Emily Tseng and Alfred Chen of KPMG Certified Public Accountants on November 1, 2004
5.	Date of the board of directors resolution: 2004/11/3
6.	Date of public announcement: 2004/11/3
7.	Monetary amounts of major accounting items of the balance sheet and income statement:

Balance Sheet	2004 (Original)	Unit: NTD thousand 2004 (Updated)

Current assets	$71,931,243	59,099,976
Long-term investments	5,222,103	7,148,437
Net property, plant and equipment	159,443,702	154,413,036
Intangible assets – patents	1,944,139	1,359,472
Other assets	3,080,586	3,502,991
Current liabilities	52,033,118	38,787,957
Long-term liabilities	36,602,700	53,658,200
Other liabilities	552,746	1,064,423
Common stock	49,580,409	49,580,409
Capital surplus	53,197,790	45,165,093
Retained earnings:	49,978,560	37,459,616
Cumulative translation adjustment	(72,569)	59,195
Treasury stock	(250,981)	(250,981)
Total assets	241,621,773	225,523,912
Total liability	89,188,564	93,510,580
Total stockholders’ equity	152,433,209	132,013,332

Income Statement	2004 (Original)	2004 (Updated)

Net sales	$186,970,371	162,396,853
Cost of goods sold	134,367,267	121,892,896
Gross profit (loss)	52,603,104	40,503,957
Operating expenses:	10,467,403	10,335,006
Operating income (loss)	42,135,701	30,168,951
Non-operating income:	320,639	260,571
Non-operating expenses and losses:	910,145	1,310,471
Income (loss) before income tax	41,546,195	29,119,051
Income tax expense (benefit)	(110,169)	(30,536)
Net income (loss)	41,656,364	29,149,587

8	Reason for the correction or update and monetary amount affected: Major assumptions differed from those under original financial forecast.
9.	CPA review opinion (please enter: "Standard (or Adverse or Disclaimer of) Review report"; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion): Standard
10.	Any other matters that need to be specified: N/A